UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-24684

[X]  Form  10-K  and  Form  10-KSB       [ ]  Form  11-K
[ ]  Form  20-F     [  ]  Form  10-Q  and Form 10-QSB       [  ] Form N-SAR
For  Period  Ended:  Year  Ended  December  31,  2002

[ ]  Transition  Report  on  Form  10-K  and  Form  10-KSB
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on  Form  10-Q  and  Form  10-QSB
[ ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:

Read  Attached  Instruction  Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                    ----------------------------

                                     PART I

                             REGISTRANT INFORMATION

Full  name  of  registrant:  Zenex  International,  Inc.
Former name if applicable: Zenex Telecom, Inc. (until 10-15-02); Lone Wolf Energy, Inc. (until 6-26-01)

Address  of  principal  executive  office (street and number): 14220 S. Meridian
Ave.
City,  state  and  zip  code:  Oklahoma  City,  Oklahoma  73173

                                    PART II

                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed [X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant was unable to provide accounting information from discontinued operations to the independent auditors in enough time to permit the timely completion of the audit and the filing of this report. The delays were due to the lack of accounting personnel in the discontinued operation. The independent auditors have completed most of their audit work with respect to the financial statements for the year ended December 31, 2002, but management has not had adequate time to finish its work on the Form 10-KSB.


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
                                    PART IV

                                OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

     Ron  Carte                 05-692-2300
     (Name)            (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  [X]  Yes               [  ]  No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X]  Yes               [  ]  No

     Registrant acquired Aduddell Roofing & Sheet Metal, Inc. ("Roofing") effective October 1, 2002, and subsequently discontinued the operations of Zenex Communications, Inc. ("Communications"). As a result, net income
     (loss) from continuing operations for the year ended December 31, 2002, will show the three months of operations from Roofing and the twelve months of operations of the parent entity. The activity attributable to Communications will appear under discontinued operations. For the year ended December 31, 2001, Registrant had a net loss from continuing operations of $484,000, a net loss of $125,000 (reduced by a gain on sale of discontinued operations), and a comprehensive net loss of $368,000. The net loss from continuing operations was reduced by a gain on sale of discontinued operations. The difference between the net loss and the comprehensive net loss was due primarily to the recognition of previously unrealized holding losses. For the year ended December 31, 2002, Registrant expects to show a net loss from continuing operations of $584,134 and a net loss from the discontinued communications segment of $1.16 million. The total loss, net of the income tax benefits, is expected to be $1.75 million.

                            Zenex International, Inc.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March  31,  2003                    By:/s/  Ron  Carte
                                              ----------------------------------
                                              Ron  Carte,  President  and  Chief
                                              Executive  Officer


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